貝克・麥堅時律師事務所

Central, Hong Kong SAR

香港中環
夏慤道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com



September 23, 2008

Our ref: 32203889-000002

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

SUPPL

CHINA RAILWAY 12g3-2(b)
File No. 82-35210

Mail stop 0405-Attention to Office of International Corporate Finance (202) 551-3450

Ladies and Gentlemen,

Re: China Railway Construction Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-35210)

This letter and the enclosed materials are furnished to the Securities and Exchange Commission (the "Commission") pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last filing dated September 1, 2008, copies of which are enclosed with this letter (List of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at +852-2846-2364 or +852-2846-2593 or by facsimile at +852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Christopher Shen / Juying Qin

Encl.

Annex 1

A List of Documents Made Public
in connection with the Listing since our last filing on September 1, 2008:

1. Announcement of Change of Contact Details of China Railway Construction Corporation Limited – by China Railway Construction Corporation Limited, released on September 22, 2008.



中国铁建

中國鐵建股份有限公司

China Railway Construction Corporation Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1186)

Overseas Regulatory Announcement

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The following sets out the "Announcement of Change of Contact Details of China Railway Construction Corporation Limited" published by China Railway Construction Corporation Limited at the Shanghai Stock Exchange website and on the newspaper in the People's Republic of China on 23 September 2008, for your reference only.

By order of the Board of Directors
China Railway Construction Corporation Limited
Li Guorui
Chairman

Beijing, the PRC
23 September 2008

As at the date of this announcement, the Board of Directors comprises Mr. LI Guorui (Chairman and Non-executive Director), Mr. DING Yuanchen (Vice Chairman and Executive Director), Mr. JIN Puqing (President and Executive Director), Mr. HUO Jingui (Non-executive Director), Mr. WU Xiaohua (Non-executive Director), Mr. LI Kecheng, Mr. ZHAO Guangjie, Mr. WU Taishi and Mr. NGAI Wai Fung (Independent Non-executive Directors).

Announcement of Change of Contact Details of China Railway Construction Corporation Limited

China Railway Construction Corporation Limited (the "**Company**") and all members of the board of directors warrant the truthfulness, accuracy and completeness of the contents of this announcement, and jointly assume responsibility for any misrepresentations, misleading statements or material omissions contained herein.

The Company hereby announces that it has moved its head office into a new office building. The updated contact details of the Company are announced as follows:

1. Address: East, No. 40 Fuxing Road, Haidian District, Beijing 100855, the PRC

2. Website address: www.crcc.cn

3. E-mail: ir@crcc.cn

4. Telephone: 010-52688600

5. Facsimile: 010-52688302

The Board of Directors
China Railway Construction Corporation Limited
23 September 2008

END